Exhibit 99.3

Second Amendment

This Amendment (the "Second Amendment") effective as of May 13, 2016 (the "Effective Date"), is entered into by and between CRYSTALGENOMICS, INC., a South Korean corporation having a place of business at 5th F. Bldg.A, Korea Bio Park, 700 Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, 463-400 Korea ("CG") and APTOSE BIOSCIENCES, INC., a Canadian corporation having a place of business at 5955 Airport Road, Suite 228, Mississauga, Ontario, L4V 1R9, Canada ("Aptose"). CG and Aptose are sometimes referred to herein individually as a "Party" and collectively as the "Parties".

The Parties hereby desire to make an amendment of the OPTION AND LICENSE AGREEMENT (the "Agreement") between CG and Aptose with an Execution Date of March 24, 2016 to revise following terms and conditions per below, pursuant to Sections 3.1 (iv) and 3.6 of the Agreement.

1.	Section 3.1 (iv): The parties agree to extend the Option Period to twenty-four (24) months, unless extended pursuant to Section 3.6 (Diligence).

2.	Section 3.6: The parties agree to that the period in which Aptose must obtain acceptance for filing and review of an IND for a Product in the Licensed Territory be extended to within twenty-four (24) months after the commencement of the Option Period.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed as of the Effective Date written above by their respective authorized representatives. The parties hereby affirm that this Second Amendment accurately and completely reflects their understanding and agreements.

CRYSTALGENOMICS, INC.		APTOSE BIOSCIENCES, INC.

By:	/s/ Dr. Joong Myung Cho	By:	/s/ Avanish Vellanki

Name:	Dr. Joong Myung Cho	Name:	Avanish Vellanki

Title:	CEO	Title:	SVP, Chief Business Officer

Date:	May 13, 2016	Date:	May 13, 2016